                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No.__)1/


                                  NYMAGIC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629484106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Markus U. Diethelm
               Chief Legal Officer and Member of Senior Management
                            Swiss Reinsurance Company
                                Mythenquai 50/60
                           CH-8022 Zurich, Switzerland
                              (011-41-43-285-2162)

                                     with a copy to:
             Preston Kavanagh             and         Edward A. Reilly, Jr.
     Conning Capital Partners VI, L.P.             Morgan, Lewis & Bockius LLP
      CityPlace II, 185 Asylum Street                    101 Park Avenue
            Hartford, CT 06103                         New York, NY 10178
              (860-527-1131)                             (212-309-6000)

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (continued on following pages)
                              (Page 1 of 27 Pages)


--------
1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629484106                Schedule 13D               Page 2 of 27 Pages


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Swiss Reinsurance Company

---------- ---------------------------------------------------------------------
2

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                   (b) [ ]
---------- ---------------------------------------------------------------------
3

           SEC USE ONLY

---------- ---------------------------------------------------------------------
4

           SOURCE OF FUNDS
           OO   (See Item 3)
---------- ---------------------------------------------------------------------
5

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]
---------- ---------------------------------------------------------------------
6

           CITIZENSHIP OR PLACE OF ORGANIZATION
           Switzerland

---------- ---------------------------------------------------------------------
         NUMBER OF            7        SOLE VOTING POWER
           SHARES
        BENEFICIALLY                   -0-  (See Item 5)
          OWNED BY
            EACH              -------- -----------------------------------------
         REPORTING            8        SHARED VOTING POWER
           PERSON
            WITH                       1,000,000 (See Item 5)
                              -------- -----------------------------------------

                              9        SOLE DISPOSITIVE POWER

                                       -0-  (See Item 5)
                              -------- -----------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       1,000,000 (See Item 5)
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,000,000  (See Item 5)
---------- ---------------------------------------------------------------------
12

           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.9%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           HC, CO

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 629484106                Schedule 13D               Page 3 of 27 Pages


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Swiss Re America Holding Corporation

---------- ---------------------------------------------------------------------
2

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                   (b) [ ]
---------- ---------------------------------------------------------------------
3

           SEC USE ONLY

---------- ---------------------------------------------------------------------
4

           SOURCE OF FUNDS
           OO   (See Item 3)
---------- ---------------------------------------------------------------------
5

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]
---------- ---------------------------------------------------------------------
6

           CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

---------- ---------------------------------------------------------------------
         NUMBER OF            7        SOLE VOTING POWER
           SHARES
        BENEFICIALLY                   -0-  (See Item 5)
          OWNED BY
            EACH              -------- -----------------------------------------
         REPORTING            8        SHARED VOTING POWER
           PERSON
            WITH                       1,000,000 (See Item 5)
                              -------- -----------------------------------------

                              9        SOLE DISPOSITIVE POWER

                                       -0-  (See Item 5)
                              -------- -----------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       1,000,000 (See Item 5)
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,000,000  (See Item 5)
---------- ---------------------------------------------------------------------
12

           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.9%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           HC, CO

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 629484106                Schedule 13D               Page 4 of 27 Pages


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Conning Corporation

---------- ---------------------------------------------------------------------
2

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                   (b) [ ]
---------- ---------------------------------------------------------------------
3

           SEC USE ONLY

---------- ---------------------------------------------------------------------
4

           SOURCE OF FUNDS
           OO   (See Item 3)
---------- ---------------------------------------------------------------------
5

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]
---------- ---------------------------------------------------------------------
6

           CITIZENSHIP OR PLACE OF ORGANIZATION
           Missouri

---------- ---------------------------------------------------------------------
         NUMBER OF            7        SOLE VOTING POWER
           SHARES
        BENEFICIALLY                   -0-  (See Item 5)
          OWNED BY
            EACH              -------- -----------------------------------------
         REPORTING            8        SHARED VOTING POWER
           PERSON
            WITH                       1,000,000 (See Item 5)
                              -------- -----------------------------------------

                              9        SOLE DISPOSITIVE POWER

                                       -0-  (See Item 5)
                              -------- -----------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       1,000,000 (See Item 5)
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,000,000  (See Item 5)
---------- ---------------------------------------------------------------------
12

           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.9%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           HC

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 629484106                Schedule 13D               Page 5 of 27 Pages


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Conning, Inc.

---------- ---------------------------------------------------------------------
2

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                   (b) [ ]
---------- ---------------------------------------------------------------------
3

           SEC USE ONLY

---------- ---------------------------------------------------------------------
4

           SOURCE OF FUNDS
           OO   (See Item 3)
---------- ---------------------------------------------------------------------
5

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]
---------- ---------------------------------------------------------------------
6

           CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

---------- ---------------------------------------------------------------------
         NUMBER OF            7        SOLE VOTING POWER
           SHARES
        BENEFICIALLY                   -0-  (See Item 5)
          OWNED BY
            EACH              -------- -----------------------------------------
         REPORTING            8        SHARED VOTING POWER
           PERSON
            WITH                       1,000,000 (See Item 5)
                              -------- -----------------------------------------

                              9        SOLE DISPOSITIVE POWER

                                       -0-  (See Item 5)
                              -------- -----------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       1,000,000 (See Item 5)
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,000,000  (See Item 5)
---------- ---------------------------------------------------------------------
12

           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.9%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           HC

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 629484106                Schedule 13D               Page 6 of 27 Pages


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Conning & Company

---------- ---------------------------------------------------------------------
2

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                   (b) [ ]
---------- ---------------------------------------------------------------------
3

           SEC USE ONLY

---------- ---------------------------------------------------------------------
4

           SOURCE OF FUNDS
           OO   (See Item 3)
---------- ---------------------------------------------------------------------
5

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]
---------- ---------------------------------------------------------------------
6

           CITIZENSHIP OR PLACE OF ORGANIZATION
           Connecticut

---------- ---------------------------------------------------------------------
         NUMBER OF            7        SOLE VOTING POWER
           SHARES
        BENEFICIALLY                   -0-  (See Item 5)
          OWNED BY
            EACH              -------- -----------------------------------------
         REPORTING            8        SHARED VOTING POWER
           PERSON
            WITH                       1,000,000 (See Item 5)
                              -------- -----------------------------------------

                              9        SOLE DISPOSITIVE POWER

                                       -0-  (See Item 5)
                              -------- -----------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       1,000,000 (See Item 5)
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,000,000  (See Item 5)
---------- ---------------------------------------------------------------------
12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.9%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           HC, CO, IA

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 629484106                Schedule 13D               Page 7 of 27 Pages


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Conning Investment Partners VI, LLC

---------- ---------------------------------------------------------------------
2

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                   (b) [ ]
---------- ---------------------------------------------------------------------
3

           SEC USE ONLY

---------- ---------------------------------------------------------------------
4

           SOURCE OF FUNDS
           OO   (See Item 3)
---------- ---------------------------------------------------------------------
5

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]
---------- ---------------------------------------------------------------------
6

           CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

---------- ---------------------------------------------------------------------
         NUMBER OF            7        SOLE VOTING POWER
           SHARES
        BENEFICIALLY                   -0-  (See Item 5)
          OWNED BY
            EACH              -------- -----------------------------------------
         REPORTING            8        SHARED VOTING POWER
           PERSON
            WITH                       1,000,000 (See Item 5)
                              -------- -----------------------------------------

                              9        SOLE DISPOSITIVE POWER

                                       -0-  (See Item 5)
                              -------- -----------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       1,000,000 (See Item 5)
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,000,000  (See Item 5)
---------- ---------------------------------------------------------------------
12

           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.9%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           HC, OO

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 629484106                Schedule 13D               Page 8 of 27 Pages


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Conning Capital Partners VI, L.P.

---------- ---------------------------------------------------------------------
2

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                   (b) [ ]
---------- ---------------------------------------------------------------------
3

           SEC USE ONLY

---------- ---------------------------------------------------------------------
4

           SOURCE OF FUNDS
           OO   (See Item 3)
---------- ---------------------------------------------------------------------
5

           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]
---------- ---------------------------------------------------------------------
6

           CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

---------- ---------------------------------------------------------------------
         NUMBER OF            7        SOLE VOTING POWER
           SHARES
        BENEFICIALLY                   -0-  (See Item 5)
          OWNED BY
            EACH              -------- -----------------------------------------
         REPORTING            8        SHARED VOTING POWER
           PERSON
            WITH                       1,000,000 (See Item 5)
                              -------- -----------------------------------------

                              9        SOLE DISPOSITIVE POWER

                                       -0-  (See Item 5)
                              -------- -----------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       1,000,000 (See Item 5)
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,000,000  (See Item 5)
---------- ---------------------------------------------------------------------
12

           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.9%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 629484106               Schedule 13D               Pages 9 of 27 Pages


         Item 1. Security and Issuer.

         This statement relates to the common stock, par value $1.00 per share (the "Common Stock"), of NYMAGIC, Inc., a New York corporation ("NYMAGIC" or the "Company"). NYMAGIC has its principal executive offices at 330 Madison Avenue, New York, New York 10017.

         Item 2. Identity and Background.

         (a) This Schedule 13D is being filed jointly by the below-listed parties: Swiss Reinsurance Company ("Swiss Re"), which owns all of the outstanding capital stock of Swiss Re American Holding Corporation ("Swiss Re America"), which owns all of the outstanding capital stock of Conning Corporation ("Conning Corp."). Conning Corp. owns all of the outstanding capital stock of Conning, Inc., which owns all of the outstanding capital stock of Conning & Company ("Conning"), which is a member of Conning Investment partners VI, LLC ("Conning Investment"), which is the general partner of Conning Capital Partners VI, LP ("CCPVI"), which directly beneficially owns 1,000,000 shares of Common Stock of the Company. Swiss Re and Swiss Re America are, collectively, referred to herein as the "Swiss Re Entities". By virtue of certain arrangements between Conning or its affiliates, on the one hand, and Conning Investment or its manager members, on the other hand (the "Arrangements"), the Swiss Re Entities, Conning Corp., Conning, Inc. and Conning may be deemed to beneficially own the 1,000,000 shares of Common Stock directly beneficially owned by CCPVI. By virtue of being the general partner of CCPVI, Conning Investment may be deemed to beneficially own the 1,000,000 shares of Common Stock directly beneficially owned by CCPVI. A copy of the agreement among the reporting persons that this Schedule 13D is filed on behalf of (collectively, the "Reporting
                                                                 ---------
Persons") is attached hereto as Exhibit 1.
-------                         ---------

         Attached as Schedule A is information concerning each executive officer and director of Swiss Re. Attached as Schedule B is information concerning each director and executive officer of Conning. Attached as Schedule C is information concerning each manager member of Conning Investment and, by virtue of Conning Investment's position as general partner of CCPVI, of CCPVI. Schedules A through C each are incorporated into and made a part of this Schedule 13D.

         (b) The address of the principal business and principal office of Swiss Re is Mythenquai 50/60, CH-8022 Zurich, Switzerland. The address of the principal business and principal office of Swiss Re America is 175 King Street, Armonk, New York 10504. The address of the principal business and principal office of each of Conning Corp., Conning, Inc., Conning, Conning Investment, and CCPVI is CityPlace II, 185 Asylum Street, Hartford, Connecticut 06103-4105.

         (c) The principal business of Swiss Re and its subsidiaries (the "Swiss Re Group") is engaging in reinsurance and related activities throughout the world. The reinsurance companies in the Swiss Re Group transact almost all lines of reinsurance. There is no control person of Swiss Re. Conning Corp. is a holding company principally engaged, through its subsidiaries, in providing an array of investment management services for insurance companies and for other companies within the financial services sector. Conning, Inc. is a holding company principally engaged, through its subsidiaries in providing an array of investment management services for insurance companies and for other companies within the financial services sector. Conning is principally engaged in the private equity/venture capital investment business.

CUSIP No. 629484106               Schedule 13D              Pages 10 of 27 Pages


Conning Investment acts as the general partner of CCPVI. CCPVI is a private equity firm focused on investing in financial services and healthcare services companies.

         (d) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Swiss Re is a Swiss corporation. Swiss Re America is a Delaware corporation. Conning Corp. is a Missouri corporation. Conning, Inc. is a Delaware corporation. Conning is a Connecticut corporation. Conning Investment is a Delaware limited liability company. CCPVI is a Delaware limited partnership. Except as otherwise indicated on Schedules A through C, to the knowledge of each Reporting Person, each executive officer and director named in Schedules A through C to this Schedule 13D are citizens of the United States of America.

         Item 3.     Source and Amount of Funds or Other Consideration.

         CCPVI paid the purchase price of the securities described in Item 4 below with the proceeds of capital contributions from the partners of CCPVI. See
Item 4 below for information regarding the amount of funds to be used in the purchase of the securities.

         Item 4.     Purpose of Transaction.

         On January 31, 2003, CCPVI entered into a Securities Purchase Agreement (the "Company Purchase Agreement") with the Company pursuant to which CCPVI purchased from the Company and the Company issued to CCPVI, 400,000 shares (the "Company Shares") of Common Stock and options (the "Company Options") to purchase 400,000 shares (the "Company Option Shares") of Common Stock. The aggregate purchase price of the Company Shares and the Company Options was $8,400,000. The Company Options are initially exercisable for Common Stock at a price per share equal to (w) $19.75 plus (x) an additional $0.25 per share of Common Stock for each three month period commencing upon February 15, 2003 minus
(y) the aggregate amount of any cash dividends paid per share on the Common Stock after the date of issuance of the Company Options minus, if CCPVI beneficially owns an aggregate of 50% of the Company Shares and the Company Option Shares and the Shareholder Shares (as hereinafter defined) and the Shareholder Option Shares (as hereinafter defined) and the Conning Designee (as hereinafter defined) is not elected to the Board of Directors of the Company or is removed from the Board of Directors of the Company (other than at the request

CUSIP No. 629484106               Schedule 13D              Pages 11 of 27 Pages


of CCPVI), (z) $2.00, subject to adjustment, and expire on January 31, 2008.
The Company Purchase Agreement and the Company Options are attached as Exhibit 2 and Exhibit 3, respectively, to this filing.

         In addition, on January 31, 2003, CCPVI entered into a Securities Purchase Agreement (the "Shareholder Purchase Agreement") with Blackman Investments, LLC (the "Shareholder") pursuant to which CCPVI purchased from the Shareholder and the Shareholder sold to CCPVI, 100,000 shares (the "Shareholder Shares") of Common Stock and options (the "Shareholder Options") to purchase 100,000 shares (the "Shareholder Option Shares") of Common Stock. The aggregate purchase price of the Shareholder Shares and the Shareholder Options was $2,100,000. The Shareholder Options are initially exercisable for Common Stock at a price per share equal to (x) $19.75 plus (y) an additional $0.25 per share of Common Stock for each three month period commencing upon February 15, 2003 minus (z) the aggregate amount of any cash dividends paid per share on the Common Stock after the date of issuance of the Shareholder Options, subject to adjustment, and expire on January 31, 2008. CCPVI may not exercise the Company Options or the Shareholder Options unless, in each case, CCPVI obtains the approval of the New York State Insurance Department to comply with Article 15 of the New York Insurance Law to the extent (but only to the extent) that such exercise would result in CCPVI beneficially owning in excess of 9.99% of the outstanding voting securities of the Company. The Shareholder Purchase Agreement and the Shareholder Options are attached as Exhibit 4 and Exhibit 5, respectively, to this filing.

         The Company Purchase Agreement provides for the Company to take all action within its power to have one individual designated by CCPVI to be appointed, nominated and elected to the Board of Directors of the Company (the "Conning Designee") and appointed to the Underwriting Committee, Human Resources Committee and the Audit Committee of the Board of Directors of the Company for so long as CCPVI and its affiliates beneficially own an aggregate of 50% of the Company Shares, the Company Option Shares, the Shareholder Shares and the Shareholder Option Shares it purchased pursuant to the Company Purchase Agreement and the Shareholder Purchase Agreement. On February 3, 2003, David Young, a member of Conning Investment, the general partner of CCPVI, was elected to the Company's Board of Directors as the Conning Designee.

         The Company Purchase Agreement also provides for CCPVI to have observation rights with respect to the meetings of the Company's Board of Directors for so long as CCPVI and its affiliates have beneficial ownership of an aggregate of 50% of the Company Shares, the Company Option Shares, the Shareholder Shares and the Shareholder Option Shares it purchased pursuant to the Company Purchase Agreement and the Shareholder Purchase Agreement. So long as CCPVI has exercised its rights to designate the Conning Designee, CCPVI has agreed to be subject to the "insider" trading restrictions policy of the Company.

         In addition, pursuant to a Registration Rights Agreement entered into on January 31, 2003 (the "Registration Rights Agreement"), the Company has granted certain registration rights to CCPVI. The Registration Rights Agreement is attached as Exhibit 6 to this filing.

CUSIP No. 629484106               Schedule 13D              Pages 12 of 27 Pages

         The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Company Purchase Agreement, the Company Options, the Shareholder Purchase Agreement, the Shareholder Options, the Registration Rights Agreement and the forms of exhibits thereto, copies of which have been filed as exhibits to this Schedule 13D and are incorporated herein by reference.

         The principal purpose of the transactions described above is for long-term investment in the Company.

         The Reporting Persons intend to review from time to time their investments in the Company and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares of Common Stock, future evaluations by the Reporting Persons of the business and prospects of the Company, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions, and subject to the applicable restriction discussed above, each of the Reporting Persons may determine to increase its investment or sell all or part of its investment in the Company through open-market purchases, privately negotiated transactions or otherwise.

         Except as described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedules A through C to this Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

         Item 5.     Interest in Securities of the Issuer.

         (a) As of the date of this filing, Swiss Re may be deemed to indirectly beneficially own, by virtue of the Arrangements, 1,000,000 shares of Common Stock directly beneficially owned by CCPVI, which represent 9.9% of all shares of Common Stock outstanding. As of the date of this filing, Swiss Re America, by virtue of the Arrangements, may be deemed to indirectly beneficially own 1,000,000 shares of Common Stock directly beneficially owned by CCPVI, which represent 9.9% of all shares of Common Stock outstanding. As of the date of this filing, Conning Corp., by virtue of the Arrangements, may be deemed to indirectly beneficially own 1,000,000 shares of Common Stock directly beneficially owned by CCPVI, which represent 9.9% of all shares of Common Stock outstanding. As of the date of this filing, Conning, Inc., by virtue of the Arrangements, may be deemed to indirectly beneficially own 1,000,000 shares of Common Stock directly beneficially owned by CCPVI, which represent 9.9% of all shares of Common Stock outstanding. As of the date of this filing, Conning, by virtue of the Arrangements, may be deemed to indirectly beneficially own 1,000,000 shares of Common Stock directly beneficially owned by CCPVI, which represent 9.9% of all shares of Common Stock outstanding.

CUSIP No. 629484106               Schedule 13D              Pages 13 of 27 Pages


As of the date of this filing, Conning Investment, by virtue of being the general partner of CCPVI, may be deemed to indirectly beneficially own 1,000,000 shares of Common Stock directly beneficially owned by CCPVI, which represent 9.9% of all shares of Common Stock outstanding. As of the date of this filing, CCPVI directly has beneficial ownership of 1,000,000 shares of Common Stock, which represent 9.9% of all shares of Common Stock outstanding. Percentages are based on 9,276,398 shares of Common Stock issued and outstanding as of January 31, 2003 as set forth in the Company Purchase Agreement.

         (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in the cover pages and such information is incorporated herein by reference. This statement is being filed jointly by the below-listed parties: Swiss Re, which owns all of the outstanding capital stock of Swiss Re America, which owns all of the outstanding capital stock of Conning Corp. Conning Corp. owns all of the outstanding capital stock of Conning, Inc., which owns all of the outstanding capital stock of Conning, which is a member of Conning Investment, which is the general partner of CCPVI, which directly beneficially owns 1,000,000 shares of Common Stock of the Company. By virtue of the Arrangements, the Swiss Re Entities, Conning Corp., Conning, Inc. and Conning may be deemed to beneficially own the 1,000,000 shares of Common Stock directly beneficially owned by CCPVI. By virtue of being the general partner of CCPVI, Conning Investment may be deemed to beneficially own the 1,000,000 shares of Common Stock directly beneficially owned by CCPVI.

         (c) Except for the transactions contemplated by the Company Purchase Agreement and the Shareholder Purchase Agreement each as described in Item 4, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A through C to this Schedule 13D, has effected a transaction in shares of Common Stock during the past 60 days.

         (d) No person other than CCPVI has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by CCPVI.

         (e)      Not applicable.

CUSIP No. 629484106               Schedule 13D              Pages 14 of 27 Pages


         Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

         Except as otherwise disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to securities of the Company. For the complete text of each contract, arrangement, understanding and relationship with respect to securities of the Company see the Company Purchase Agreement, the Company Options, the Shareholder Purchase Agreement, the Shareholder Options and the Registration Rights Agreement attached hereto as exhibits. The text of each such agreement is incorporated herein by reference.

         Item 7. Material to be Filed as Exhibits.


         Exhibit 1        Joint Filing Agreement, dated as of February 10,
                          2003, by and among Swiss Reinsurance Company, Swiss Re America Holding Corporation, Conning Corp., Conning, Inc., Conning & Company, Conning Investment Partners VI, LLC and Conning Capital Partners VI, L.P.

         Exhibit 2 Securities Purchase Agreement, dated as of January 31, 2003, by and between NYMAGIC, Inc. and Conning Capital Partners VI, L.P.

         Exhibit 3 Option Certificate, dated as of January 31, 2003, made by NYMAGIC, Inc. in favor of Conning Capital Partners VI, L.P.

         Exhibit 4        Securities Purchase Agreement, dated as of January
                          31, 2003, by and between Blackman Investments, LLC and Conning Capital Partners VI, L.P.

         Exhibit 5 Option Certificate, dated as of January 31, 2003, made by Blackman Investments, LLC in the favor of Conning Capital Partners VI, L.P.

         Exhibit 6 Registration Rights Agreement, dated as of January 31, 2003, by and between NYMAGIC, Inc. and Conning Capital Partners VI, L.P.

CUSIP No. 629484106               Schedule 13D              Pages 15 of 27 Pages


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         SWISS REINSURANCE COMPANY

                         By:     /s/ Herbert G. Buff
                             --------------------------------
                         Name:   Herbert G. Buff
                         Title:  Member of Senior Management and
                                 Group Compliance Officer


                         By:     /s/ Andre Pfanner
                             --------------------------------
                         Name:   Andre Pfanner
                         Title:  Member of Senior Management



                         SWISS RE AMERICA HOLDING CORPORATION

                         By:     /s/ Raymond A. Eckert
                             ---------------------------------
                         Name:   Raymond A. Eckert
                         Title:  Assistant Vice President and
                                 Chief Financial Officer

                         By:     /s/ W. Weldon Wilson
                             ---------------------------------
                         Name:   W. Weldon Wilson
                         Title:  Assistant Vice President and
                                 General Counsel

CUSIP No. 629484106               Schedule 13D              Pages 16 of 27 Pages



                                  CONNING CORPORATION

                                  By: /s/ William M. Bourque
                                     --------------------------------
                                  Name: William M. Bourque
                                  Title: General Counsel and Secretary


                                  By:  /s/ Glenn R. Heiser
                                      --------------------------------
                                  Name: Glenn R. Heiser
                                  Title: Chief Administrative Officer



                                  CONNING, INC.

                                  By:  /s/ William M. Bourque
                                      --------------------------------
                                  Name: William M. Bourque
                                  Title: General Counsel and Secretary


                                  By:  /s/ Glenn R. Heiser
                                      -------------------------------
                                  Name: Glenn R. Heiser
                                  Title: Chief Administrative Officer



                                  CONNING & COMPANY

                                  By:  /s/ William M. Bourque
                                      -------------------------------
                                  Name:  William M. Bourque
                                  Title: President and General Counsel


                                  By:  /s/ Glenn R. Heiser
                                      -------------------------------
                                  Name: Glenn R. Heiser
                                  Title: Chief Administrative Officer

CUSIP No. 629484106               Schedule 13D              Pages 17 of 27 Pages



                                   CONNING INVESTMENT PARTNERS VI, LLC

                                   By:      /s/ Gerard Vecchio
                                       ---------------------------------
                                   Name:    Gerard Vecchio
                                   Title:   Manager Member



                                   CONNING CAPITAL PARTNERS VI, L.P.

                                   By:  Conning Investment Partners VI, LLC, its
                                          General Partner


                                   By:      /s/ Gerard Vecchio
                                       -----------------------------------------
                                   Name:    Gerard Vecchio
                                   Title:   Manager Member

CUSIP No. 629484106               Schedule 13D              Pages 18 of 27 Pages


                                                                      Schedule A

Unless otherwise indicated, each individual is a United States of America citizen. If no address is given, the director's or executive officer's business address is Mythenquai 50/60, CH-8022 Zurich, Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Swiss Reinsurance Company.


Name and Title                       Principal Occupation and Place of Business
--------------                       ------------------------------------------

Peter Forstmoser                     Chairman of Swiss Reinsurance Company
Director
Switzerland

Walter B. Kielholz                   Chairman of Credit Suisse Group
Director                             Paradeplatz 8
Switzerland                          P.O. Box 1
                                     CH-8070 Zurich
                                     Switzerland

Thomas W. Bechtler                   Managing Director
Director                             Hesta AG
Switzerland                          Seestrasse 21, P.O. Box 1510
                                     CH-8700 Kusnacht, Switzerland

George L. Farr                       Managing Partner, Muirhead Holdings, LLC
Director                             69 Vineyard Lane
                                     Greenwich, Connecticut 06831

Rajna Gibson                         Professor, Swiss Banking Institute of the
Director                             University of Zurich
Switzerland                          Plattenstrasse 14
                                     CH-8032 Zurich
                                     Switzerland

Benedict G.F. Hentsch                Retired
Director                             Route de Suisse 322
Switzerland                          CH-1298 Celigny
                                     Switzerland

Jorge Paulo Lemann                   Entrepreneur
Director                             GP Investimentos
Brazil and Switzerland               Av. Brig. Faria Lima, 3729, 7o andar
                                     04538-905 Sao Paulo, SP
                                     Brazil

CUSIP No. 629484106               Schedule 13D              Pages 19 of 27 Pages




Name and Title                       Principal Occupation and Place of Business
--------------                       ------------------------------------------
Robert A. Scott CBE                  Retired
Director                             Axford Lodge
United Kingdom and Australia         Axford
                                     Basingstoke
                                     Hampshire RG25 2DZ
                                     United Kingdom

John R. Coomber                      Chief Executive Officer, Member of the Executive Board
Executive Officer                    Committee, Head of the Life & Health Business Group
United Kingdom

Jacques Aigrain                      Member of the Executive Board Committee, Head of the
Executive Officer                    Financial Services Business Group
Switzerland and France               55 East 52nd Street
                                     New York, New York  10055

Martin Albers                        Member of the Executive Board, Head of the Risk
Executive Officer                    Solutions Unit in the Financial Services Business Group
Switzerland

Walter Anderau                       Member of the Executive Board, Head of the
Executive Officer                    Communications & Human Resources Division
Switzerland

Andreas Beerli                       Member of the Executive Board, Head of the Americas
Executive Officer                    Division within the Property & Casualty Business Group
Switzerland                          175 King Street
                                     Armonk, New York  10504

Giuseppe Benelli                     Chief Investment Officer, Member of the Executive Board
Executive Officer                    Committee, Head of the Asset Management Unit within the
Switzerland                          Financial Services Business Group

Phillip Colebatch                    Member of the Executive Board, Head of the Capital
Executive Officer                    Markets and Advisory Unit within the Financial Services
Australia                            Business Group
                                     35 Wilson Street
                                     London EC2M 2UB
                                     United Kingdom

CUSIP No. 629484106               Schedule 13D              Pages 20 of 27 Pages


Name and Title                       Principal Occupation and Place of Business
--------------                       ------------------------------------------
Jacques E. Dubois                    Member of the Executive Board, Deputy Head of the Life &
Executive Officer                    Health
                                     Business Group, Chairman, CEO and President of Swiss Re
                                     America Holding Corporation
                                     175 King Street
                                     Armonk, New York  10504

John H. Fitzpatrick                  Chief Financial Officer, Member of the Executive Board
Executive Officer                    Committee

John J. Hendrickson                  Member of the Executive Board, Head of the former
Executive Officer                    Capital Partners Unit within the Financial Services
                                     Business Group
                                     150 California Street
                                     San Francisco, California  94111

Rudolf Kellenberger                  Deputy Chief Executive Officer, member of the Executive
Executive Officer                    Board Committee
Switzerland

Michel M. Lies                       Member of the Executive Board, Head of the Europe
Executive Officer                    Division within the Property & Casualty Business Group
Luxembourg

Stefan Lippe                         Member of the Executive Board Committee, Head of the
Executive Officer                    Property & Casualty Business Group
Germany

Pierre L. Ozendo                     Member of the Executive Board, Head of the Asia Division
Executive Officer                    within the Property & Casualty Business Group
United States of America             Central Plaza, 61 Floor
   and France                        18 Harbour Road
                                     Hong Kong

Bruno Porro                          Chief Risk Officer, Member of the Executive Board
Executive Officer                    Committee, Head of the Risk & Knowledge Division
Switzerland

CUSIP No. 629484106               Schedule 13D              Pages 21 of 27 Pages



Name and Title                       Principal Occupation and Place of Business
--------------                       ------------------------------------------
Chris C. Stroup                      Member of the Executive Board, Vice President of Swiss
Executive Officer                    Re America Holding Corporation, and
                                     Head of the Life & Health Business Group's North
                                     American Operations
                                     175 King Street
                                     Armonk, New York  10504

Yury Zaytsev                         Group Information Officer, Member of the Executive
Executive Officer                    Board, Head of the Information, Processes & Technology
                                     Division

CUSIP No. 629484106               Schedule 13D              Pages 22 of 27 Pages



                                                                      Schedule B

Unless otherwise indicated, each individual is a United States of America citizen. If no address is given, the directors or executive officer's business address is CityPlace II, 185 Asylum Street, Hartford, Connecticut 06103-4105. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Conning & Company.

Name and Title                       Principal Occupation and Place of Business
--------------                       ------------------------------------------

Jeffrey Grous                        Controller & Assistant Secretary
Director and Executive
Officer

Glenn R. Heiser                      Chief Administrative Officer
Director and Executive
Officer

John J. Hendrickson                  Member of the Executive Board of Swiss
Director                             Reinsurance Company
                                     150 California Street
                                     San Francisco, California  94111

Kevin C. Lehman                      Chief Risk and Compliance Officer, Swiss Re
Director                             Capital Partners (US) Inc.
                                     55 East 52nd Street
                                     New York, New York  10055

William M. Bourque                   President, General Counsel & Secretary
Executive Officer

John B. Clinton                      Executive Vice President
Executive Officer

CUSIP No. 629484106               Schedule 13D              Pages 23 of 27 Pages

                                                                      Schedule C

Unless otherwise indicated, each individual is a United States of America citizen. If no address is given, the manager member's business address is CityPlace II, 185 Asylum Street, Hartford, Connecticut 06103-4105. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Conning Investment Partners VI, LLC, and by virtue of Conning Investment Partners VI, LLC's position as general partner of Conning Capital Partners VI, L.P., of Conning Capital Partners VI, L.P.

Name and Title                       Principal Occupation and Place of Business
--------------                       ------------------------------------------

Michael E. Aspinwall,                Investment Manager
Manager Member

John B. Clinton,                     Investment Manager
Principal Manager

Preston B. Kavanagh,                 Investment Manager
Manager Member

Steven F. Piaker,                    Investment Manager
Manager Member

Gerard Vecchio,                      Investment Manager
Manager Member

David W. Young,                      Investment Manager
Manager Member

CUSIP No. 629484106               Schedule 13D              Pages 24 of 27 Pages

                                  Exhibit Index
                                  -------------



Exhibit No.
-----------

Exhibit 1 Joint Filing Agreement, dated as of February 10, 2003, by and among Swiss Reinsurance Company, Swiss Re America
                      Holding Corporation,  Conning Corp., Conning,  Inc.,
                      Conning & Company,  Conning Investment Partners VI, LLC and
                      Conning Capital Partners VI, L.P.

Exhibit 2             Securities Purchase Agreement, dated as of January 31,
                      2003, by and between NYMAGIC, Inc. and Conning Capital
                      Partners VI, L.P.

Exhibit 3             Option Certificate, dated as of January 31, 2003, made by
                      NYMAGIC, Inc. in favor of Conning Capital Partners VI, L.P.

Exhibit 4             Securities Purchase Agreement, dated as of January 31,
                      2003, by and between Blackman Investments, LLC and Conning
                      Capital Partners VI, L.P.

Exhibit 5             Option Certificate, dated as of January 31, 2003, made by
                      Blackman Investments, LLC in the favor of Conning Capital
                      Partners VI, L.P.

Exhibit 6
                      Registration Rights Agreement, dated as of January 31,
                      2003, by and between NYMAGIC, Inc. and Conning Capital
                      Partners VI, L.P.


CUSIP No. 629484106               Schedule 13D              Pages 25 of 27 Pages

                                    Exhibit 1

                             Joint Filing Agreement

         This will confirm the agreement by and among all of the undersigned that this Schedule 13D with respect to the beneficial ownership by the undersigned of NYMAGIC, Inc. is being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 10th day of February, 2003.

                             SWISS REINSURANCE COMPANY

                             By:     /s/ Herbert G. Buff
                                 ----------------------------------
                             Name:  Herbert G. Buff
                             Title: Member of Senior Management and
                                    Group Compliance Officer


                             By:     /s/ Andre Pfanner
                                 ----------------------------------
                             Name:  Andre Pfanner
                             Title: Member of Senior Management



                             SWISS RE AMERICA HOLDING CORPORATION

                             By:      /s/ Raymond A. Eckert
                                 ----------------------------------
                                 Name: Raymond A. Eckert

                             Title: Assistant Vice President and
                                    Chief Financial Officer

                             By:     /s/ W. Weldon Wilson
                                 ----------------------------------
                             Name:  W. Weldon Wilson
                             Title: Assistant Vice President and
                                    General Counsel

CUSIP No. 629484106               Schedule 13D              Pages 26 of 27 Pages


                          CONNING CORPORATION

                          By: /s/ William M. Bourque
                              --------------------------------
                          Name:  William M. Bourque
                          Title: General Counsel and Secretary


                          By: /s/ Glenn R. Heiser
                              --------------------------------
                          Name:  Glenn R. Heiser
                          Title: Chief Administrative Officer



                          CONNING, INC.

                          By: /s/ William M. Bourque
                              --------------------------------
                          Name:  William M. Bourque
                          Title: General Counsel and Secretary


                          By: /s/ Glenn R. Heiser
                              --------------------------------
                          Name:  Glenn R. Heiser
                          Title: Chief Administrative Officer



                          CONNING & COMPANY

                          By: /s/ William M. Bourque
                              --------------------------------
                          Name:  William M. Bourque
                          Title: President and General Counsel


                          By: /s/ Glenn R. Heiser
                              --------------------------------
                          Name:  Glenn R. Heiser
                          Title: Chief Administrative Officer

CUSIP No. 629484106               Schedule 13D              Pages 27 of 27 Pages


                            CONNING INVESTMENT PARTNERS VI, LLC

                            By:      /s/ Gerard Vecchio
                                ------------------------------------------------
                            Name:    Gerard Vecchio
                            Title:   Manager Member

                            CONNING CAPITAL PARTNERS VI, L.P.

                            By: Conning Investment Partners VI, LLC, its General Partner


                            By:      /s/ Gerard Vecchio
                                ------------------------------------------------
                            Name:    Gerard Vecchio
                            Title:   Manager Member